

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 11, 2009

Andrew G. Sculley
Chief Executive Officer
eMagin Corporation
10500 N.E. 8th Street, Suite 1400
Bellevue, WA 98004

> **Re:** **eMagin Corporation**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed February 3, 2009**
> **File No. 333-144865**

Dear Mr. Sculley:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please fully update your filing. For example:

    - Your filing must include the disclosure required by Regulation S-K Item 402 for the last completed fiscal year: the year ended December 31, 2008.
    - Your preferred stock disclosure on page 57 should reflect the preferred stock mentioned in your Form 8-K filed December 23, 2008.

- You may not avoid or disclaim your obligation to provide updated disclosure by statements like the one that you make at the top of page 58.

Amendment Agreements, page 6

2. Please tell us what exhibit established the December 22, 2008 maturity date that you disclose. We note that you previously disclosed a maturity date of December 21, 2008. If another agreement extended the maturity date to December 22, 2008, revise to identify the agreement that extended the date, and file the agreement.

Exhibit 10.61

3. Please revise to ensure that all unredacted terms are legible.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Richard A. Friedman, Esq.